BRF S.A.

PUBLIC COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF SA ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Paragraph 6 of Article 20 of its Bylaws, hereby informs to its shareholders that, on the date hereof, it received from ABERDEEN ASSET MANAGEMENT PLC, for and on behalf of the investment funds and portfolios under management of companies belonging to its economic group (“Aberdeen”), declaration indicating that Aberdeen holds more than 5% (five percent) of Company’s share capital, as well as a request for the adoption of the cumulative voting system for the election of the members of the Board of Directors to be held at the Ordinary and Extraordinary Shareholders' Meeting on April 26, 2018.

São Paulo, April 12, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer